Exhibit 99.1

Yiren Digital Reports Second Quarter 2021 Financial Results

BEIJING, Aug. 19, 2021 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) ("Yiren Digital" or the "Company"), a leading digital personal financial management platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Operational Highlights

Wealth Management

•	Cumulative number of investors served reached 2,538,656 as of June 30, 2021, representing an increase of 3.1% from 2,462,195 as of March 31, 2021 and compared to 2,223,250 as of June 30, 2020.
•	Number of active investors[1] was 385,536 as of June 30, 2021, representing an increase of 25.5% from 307,107 as of March 31, 2021, and compared to 102,658 as of June 30, 2020.
•	Total client assets[2] was RMB14,660.4 million (US$2,270.6 million) as of June 30, 2021, representing an increase of 37.3% from RMB10,678.9 million as of March 31, 2021, and compared to RMB2,628.8 million as of June 30, 2020.
•	Sales volume of investment products amounted to RMB5,343.6 million (US$827.6 million) in the second quarter of 2021, representing a decrease of 8.2% from RMB5,823.1 million in the first quarter of 2021 and compared to RMB2,186.2 million in the same period of 2020.

Consumer Credit

•	Total loans facilitated under loan facilitation model in the second quarter of 2021 reached RMB5.3 billion (US$0.8 billion), representing an increase of 6.5% from RMB4.9 billion in the first quarter of 2021 and compared to RMB1.5 billion in the second quarter of 2020.
•	Cumulative number of borrowers served reached 5,558,085 as of June 30, 2021, representing an increase of 4.7% from 5,309,727 as of March 31, 2021 and compared to 4,917,635 as of June 30, 2020.
•	Number of borrowers served in the second quarter of 2021 was 434,153 representing an increase of 25.5% from 345,939 in the first quarter of 2021 and compared to 107,568 in the second quarter of 2020.
•	Outstanding balance of performing loans facilitated under loan facilitation model reached RMB12,543.7 million (US$1,942.8 million) as of June 30, 2021, representing an increase of 12.4% from RMB11,159.2 million as of March 31, 2021 and compared to RMB4,175.8 million as of June 30, 2020.

[1] Active investors refer to those who have made at least one investment through our wealth management platform or have had client assets with us above zero in the past twelve months.

[2] Client assets refer to the outstanding balance of client assets generated through our platforms, where an asset is counted towards the outstanding balance for so long as it continues to be held by the investor who acquired it through our platform.

"We are pleased to deliver another solid quarter, with continued improvement in profitability and increasingly diversified revenue mix as we further navigate Yiren Digital to become a leading user-centric personal financial management platform," said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. "As we continue to strengthen our competitive edges and drive up our business scale, we have developed sophisticated strategies for different business lines."

"For wealth management, we are further differentiating ourselves by upgrading our services and enriching our product offerings as well as enhancing our capabilities to serve customers with higher investable assets. As of June 30, 2021, total client assets reached RMB14.7 billion, representing an increase of 37% from last quarter. Average client asset per investor further increased by 17% quarter-over-quarter to approximately RMB100,000, and the number of investors who held more than two asset classes on our Yiren Wealth platform grew by 420% from prior year, reflecting a concrete improvement in our customers' overall LTV. "

"For our credit business, we are focusing on high-quality growth and continue to take a proactive approach to transition our target borrower segment into higher-credit quality borrowers, paving the way for the launch of increasingly diversified products. Meanwhile, to echo government's focus on supporting small and micro businesses, starting from the second half of this year, we will further expand our SME segment to better promote inclusive finance."

"In the second quarter, total revenue increased by 49% year-on-year to RMB1.1 billion, of which 25% came from our wealth management business. Driven by enhanced cost control and operating efficiencies, total net income in the second quarter grew by 10% quarter-over-quarter, reflecting a healthy net income margin of 18%,"said Ms. Na Mei, Chief Financial Officer of Yiren Digital. "On the balance sheet side, our cash position remains strong with RMB2.2 billion of cash and cash equivalents as of June 30, 2021, which provides us with sufficient resilience to continue exploring new initiatives and new opportunities, and to meet any new capital requirement that may come."

Second Quarter 2021 Financial Results

Total net revenue in the second quarter of 2021 was RMB1,125.0 million (US$174.2 million), compared to RMB754.7 million in the same period last year. Revenue from wealth management business reached RMB286.8 million (US$44.4 million), representing a decrease of 11.0% from RMB322.4 million in the second quarter of 2020, primarily driven by the spin-off of our legacy business. Revenue from credit business reached RMB838.2 million (US$129.8 million), representing an increase of 93.9% from RMB432.3 million in the second quarter of 2020, primarily driven by an increase in loan volume.

Sales and marketing expenses in the second quarter of 2021 were RMB436.9 million (US$67.7 million), compared to RMB508.5 million in the same period last year. The decrease was primarily due to internal restructuring to optimize operating efficiencies.

Origination, servicing and other operating costs in the second quarter of 2021 were RMB182.7 million (US$28.3 million), compared to RMB165.2 million in the same period last year.

General and administrative expenses in the second quarter of 2021 were RMB127.7 million (US$19.8 million), compared to RMB172.6 million in the same period last year. The decrease was due to enhancement of operational efficiency.

Allowance for contract assets, receivables and others in the second quarter of 2021 was RMB93.4 million (US$14.5 million), compared to RMB168.7 million in the same period last year. The decrease was primarily due to the optimization of product mix, improved asset quality post pandemic as well as further enhancement in the Company's risk management framework.

Income tax expense in the second quarter of 2021 was RMB55.3 million (US$8.6 million).

Net income in the second quarter of 2021 was RMB200.1 million (US$31.0 million), as compared to a net loss of RMB232.2 million in the same period last year.

Adjusted EBITDA[3] (non-GAAP) in the second quarter of 2021 was RMB295.4 million (US$45.8 million), compared to a loss of RMB269.4 million in the same period last year.

Basic income per ADS in the second quarter of 2021 was RMB2.4 (US$0.4), compared to a basic loss per ADS of RMB2.5 in the same period last year.

Diluted income per ADS in the second quarter of 2021 was RMB2.4 (US$0.4), compared to a diluted loss per ADS of RMB2.5 in the same period last year.

Net cash used in operating activities in the second quarter of 2021 was RMB213.0 million (US$33.0 million), compared to RMB64.7 million in the same period last year.

Net cash used in investing activities in the second quarter of 2021 was RMB208.5 million (US$32.3 million), compared to RMB186.7 million in the same period last year.

As of June 30, 2021, cash and cash equivalents was RMB2,192.5 million (US$339.6 million), compared to RMB2,362.3 million as of March 31, 2021. As of June 30, 2021, the balance of held-to-maturity investments was RMB2.2 million (US$0.3 million), compared to RMB3.1 million as of March 31, 2021. As of June 30, 2021, the balance of available-for-sale investments was RMB224.3 million (US$34.7 million), compared to RMB234.6 million as of March 31, 2021.

Delinquency rates. As of June 30, 2021, the delinquency rates for loans facilitated that are past due for 15-29 days, 30-59 days and 60-89 days were 0.5%, 0.8% and 0.7% respectively, compared to 0.5%, 0.8% and 0.6% respectively as of March 31, 2021.

Cumulative M3+ net charge-off rates. As of June 30, 2021, the cumulative M3+ net charge-off rate for loans facilitated in 2018, 2019 and 2020 was 9.9%, 10.5% and 3.7% respectively, as compared to 10.0%, 9.7% and 2.2% respectively as of March 31, 2021.

[3] "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

Board Composition Change

Mr. Quan Zhou will resign from the board, having fulfilled his term as a board member since January 2015, effective August 19, 2021.

"On behalf of Yiren Digital's Board of Directors, I would like to express my gratitude to Mr. Quan Zhou for his time, dedication and valuable contribution to the Company," said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate on June 30, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on August 19, 2021 (or 8:00 p.m. Beijing/Hong Kong Time on August 19, 2021).

Participants who wish to join the call should register online in advance of the conference at:

https://apac.directeventreg.com/registration/event/9992662

Please note the Conference ID number of 9992662.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time. A replay of the conference call may be accessed by phone at the following numbers until August 27, 2021:

International	+61 2-9003-4211
U.S.	+1 646-254-3697

Replay Access Code:9992662

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized asset allocation services and wealth management solutions to China's mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	171,084	542,132	551,373	85,397	529,625	1,093,505	169,362
Post-origination services	126,477	44,786	40,584	6,286	272,997	85,370	13,222
Account management services	300,720	-	-	-	713,886	-	-
Insurance brokerage services	19,545	159,704	151,801	23,511	19,545	311,505	48,246
Financing services	1,586	114,932	125,267	19,401	2,236	240,199	37,202
Others	135,277	238,409	256,010	39,651	240,060	494,419	76,576
Total net revenue	754,689	1,099,963	1,125,035	174,246	1,778,349	2,224,998	344,608
Operating costs and expenses:
Sales and marketing	508,466	405,176	436,882	67,663	1,124,907	842,058	130,418
Origination,servicing and other operating costs	165,183	174,525	182,667	28,292	268,101	357,192	55,322
General and administrative	172,568	119,865	127,690	19,777	321,609	247,555	38,341
Allowance for contract assets, receivables and others	168,708	141,232	93,433	14,471	312,093	234,665	36,345
Total operating costs and expenses	1,014,925	840,798	840,672	130,203	2,026,710	1,681,470	260,426
Other income/(expenses):
Interest income/(expense), net	16,950	(10,980)	(22,782)	(3,529)	42,066	(33,762)	(5,229)
Fair value adjustments related to Consolidated ABFE	(32,957)	(27,720)	(20,916)	(3,239)	(58,977)	(48,636)	(7,533)
Others, net	(3,510)	5,122	14,674	2,273	8,674	19,796	3,066
Total other expenses	(19,517)	(33,578)	(29,024)	(4,495)	(8,237)	(62,602)	(9,696)
(Loss)/income before provision for income taxes	(279,753)	225,587	255,339	39,548	(256,598)	480,926	74,486
Income tax (benefit)/expense	(47,558)	44,373	55,259	8,559	(43,622)	99,632	15,431
Net (loss)/income	(232,195)	181,214	200,080	30,989	(212,976)	381,294	59,055

Weighted average number of ordinary shares outstanding, basic	185,613,735	167,966,603	167,974,463	167,974,463	185,607,348	167,970,515	167,970,515

Basic (loss)/income per share	(1.2510)	1.0789	1.1911	0.1845	(1.1475)	2.2700	0.3516
Basic (loss)/income per ADS	(2.5020)	2.1578	2.3822	0.3690	(2.2950)	4.5400	0.7032

Weighted average number of ordinary shares outstanding, diluted	185,613,735	169,147,563	169,173,603	169,173,603	185,607,348	169,160,565	169,160,565

Diluted (loss)/income per share	(1.2510)	1.0713	1.1827	0.1832	(1.1475)	2.2540	0.3491
Diluted (loss)/income per ADS	(2.5020)	2.1426	2.3654	0.3664	(2.2950)	4.5080	0.6982

Unaudited Condensed Consolidated Cash Flow Data
Net cash (used in)/generated from operating activities	(64,721)	(142,011)	(212,993)	(32,988)	497,999	(355,004)	(54,984)
Net cash used in investing activities	(186,670)	(286,056)	(208,539)	(32,299)	(716,107)	(494,595)	(76,603)
Net cash provided by/(used in) financing activities	39,905	279,400	144,107	22,319	(25,732)	423,507	65,593
Effect of foreign exchange rate changes	(86)	(118)	(278)	(43)	1,120	(396)	(61)
Net decrease in cash, cash equivalents and restricted cash	(211,572)	(148,785)	(277,703)	(43,011)	(242,720)	(426,488)	(66,055)
Cash, cash equivalents and restricted cash, beginning of period	3,237,994	2,707,148	2,558,363	396,240	3,269,142	2,707,148	419,284
Cash, cash equivalents and restricted cash, end of period	3,026,422	2,558,363	2,280,660	353,229	3,026,422	2,280,660	353,229

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31,	March 31,	June 30,	June 30,
	2020	2021	2021	2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	2,469,909	2,362,310	2,192,500	339,575
Restricted cash	237,239	196,053	88,160	13,654
Accounts receivable	122,742	148,114	228,554	35,399
Contract assets, net	750,174	917,995	1,063,470	164,711
Contract cost	65,529	62,061	44,684	6,921
Prepaid expenses and other assets	278,591	215,099	213,942	33,135
Loans at fair value	192,156	175,664	112,931	17,491
Financing receivables	1,253,494	1,471,509	1,738,742	269,297
Amounts due from related parties	884,006	911,972	1,064,703	164,901
Held-to-maturity investments	3,286	3,137	2,233	346
Available-for-sale investments	175,515	234,587	224,336	34,745
Property, equipment and software, net	147,193	134,351	123,491	19,126
Deferred tax assets	16,745	13,906	8,629	1,336
Right-of-use assets	105,674	98,467	93,783	14,525
Total assets	6,702,253	6,945,225	7,200,158	1,115,162
Accounts payable	9,903	12,923	64,469	9,985
Amounts due to related parties	970,309	769,744	498,053	77,138
Deferred revenue	50,899	44,408	21,137	3,274
Payable to investors at fair value	52,623	52,082	51,289	7,944
Accrued expenses and other liabilities	1,208,915	1,148,549	1,238,591	191,833
Secured borrowings	500,500	799,200	968,600	150,017
Refund liability	10,845	7,404	6,412	993
Deferred tax liabilities	38,741	76,003	118,654	18,377
Lease liabilities	81,854	76,735	70,114	10,859
Total liabilities	2,924,589	2,987,048	3,037,319	470,420
Ordinary shares	121	121	122	19
Additional paid-in capital	5,058,176	5,058,884	5,065,177	784,496
Treasury stock	(40,147)	(40,147)	(40,147)	(6,218)
Accumulated other comprehensive income	17,108	16,648	16,139	2,500
Accumulated deficit	(1,257,594)	(1,077,329)	(878,452)	(136,055)
Total equity	3,777,664	3,958,177	4,162,839	644,742
Total liabilities and equity	6,702,253	6,945,225	7,200,158	1,115,162

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of investment in current investment products	2,186,210	5,823,057	5,343,601	827,618	4,349,523	11,166,657	1,729,495
Number of investors in current investment products	30,392	110,072	120,091	120,091	30,142	203,472	203,472
Amount of loans facilitated under loan facilitation model	1,522,646	4,930,287	5,252,859	813,564	2,263,914	10,183,146	1,577,168
Amount of loans facilitated	2,402,494	4,930,287	5,252,859	813,564	4,241,948	10,183,146	1,577,168
Number of borrowers	107,568	345,939	434,153	434,153	220,731	646,486	646,486
Remaining principal of performing loans facilitated under loan facilitation model	4,175,751	11,159,179	12,543,745	1,942,779	4,175,751	12,543,745	1,942,779

Segment Information
Wealth management:
Revenue	322,381	263,743	286,839	44,426	738,257	550,582	85,274
Sales and marketing expenses	45,454	38,987	29,044	4,498	112,780	68,031	10,537
Origination,servicing and other operating costs	39,648	132,510	150,505	23,311	70,493	283,015	43,833

Consumer credit:
Revenue	432,308	836,220	838,196	129,820	1,040,092	1,674,416	259,334
Sales and marketing expenses	463,012	366,189	407,838	63,165	1,012,127	774,027	119,881
Origination,servicing and other operating costs	125,535	42,015	32,162	4,981	197,608	74,177	11,489

Reconciliation of Adjusted EBITDA
Net (loss)/income	(232,195)	181,214	200,080	30,989	(212,976)	381,294	59,055
Interest (income)/expense, net	(16,950)	10,980	22,782	3,529	(42,066)	33,762	5,229
Income tax (benefit)/expense	(47,558)	44,373	55,259	8,559	(43,622)	99,632	15,431
Depreciation and amortization	24,368	15,151	12,170	1,885	51,539	27,321	4,232
Share-based compensation	2,954	(240)	5,090	788	7,495	4,850	751
Adjusted EBITDA	(269,381)	251,478	295,381	45,750	(239,630)	546,859	84,698
Adjusted EBITDA margin	-35.7%	22.9%	26.3%	26.3%	-13.5%	24.6%	24.6%

Delinquency Rates (Loan Facilitation Model)
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	1.3%	1.9%	1.5%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.8%	0.6%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
March 31, 2021	0.5%	0.8%	0.6%
June 30, 2021	0.5%	0.8%	0.7%

Online Channels
December 31, 2015	0.4%	0.7%	0.5%
December 31, 2016	0.8%	1.1%	1.7%
December 31, 2017	0.3%	0.2%	0.0%
December 31, 2018	0.9%	1.7%	1.5%
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
March 31, 2021	0.5%	0.9%	0.7%
June 30, 2021	0.7%	0.9%	0.8%

Offline Channels
December 31, 2015	1.3%	2.0%	1.6%
December 31, 2016	0.6%	0.8%	0.7%
December 31, 2017	0.5%	0.9%	0.7%
December 31, 2018	1.1%	1.9%	1.8%
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
March 31, 2021	0.4%	0.7%	0.6%
June 30, 2021	0.4%	0.7%	0.6%

Net Charge-Off Rate (Loan Facilitation Model)
Loan	Amount of Loans	Accumulated M3+Net	Net Total Charge-Off
Issued Period	Facilitated During the Period	Charge-Off as of June 30, 2021	Rate as of June 30, 2021
(in RMB thousands)		(in RMB thousands)
2015	4,530,824	250,850	5.5%
2016	3,749,815	319,425	8.5%
2017	5,043,494	527,583	10.5%
2018	4,211,573	415,948	9.9%
2019	3,431,443	359,282	10.5%
2020	9,614,819	352,935	3.7%
2021Q1	4,930,287	23,045	0.5%

M3+ Net Charge-Off Rate (Loan Facilitation Model)
Loan Issued	Month on Book
Period	4	7	10	13	16	19	22	25	28	31	34
2015Q1	1.0%	1.9%	2.8%	3.7%	4.3%	4.8%	5.1%	5.3%	5.3%	5.3%	5.2%
2015Q2	1.1%	2.8%	4.2%	5.3%	6.2%	6.7%	7.0%	7.0%	6.9%	6.8%	6.8%
2015Q3	0.6%	2.2%	3.8%	5.0%	5.9%	6.5%	6.7%	6.8%	6.7%	6.7%	6.7%
2015Q4	1.0%	1.5%	2.2%	2.8%	3.1%	3.4%	3.7%	4.0%	4.2%	4.4%	4.4%
2016Q1	0.6%	0.9%	1.3%	1.7%	2.0%	2.2%	2.4%	2.7%	2.9%	3.0%	3.2%
2016Q2	0.6%	1.4%	2.3%	3.0%	3.6%	4.2%	4.8%	5.4%	5.8%	6.0%	6.2%
2016Q3	0.4%	1.7%	2.7%	4.1%	5.3%	6.5%	7.7%	8.6%	9.3%	9.3%	9.5%
2016Q4	0.3%	2.1%	3.8%	5.4%	7.2%	9.2%	10.4%	11.5%	12.4%	12.9%	13.3%
2017Q1	0.3%	1.6%	3.4%	5.3%	7.5%	8.9%	10.0%	10.9%	11.6%	12.1%	12.3%
2017Q2	4.1%	5.8%	7.9%	9.6%	11.3%	12.5%	13.2%	13.9%	14.6%	14.9%	15.1%
2017Q3	0.3%	1.6%	3.5%	4.9%	6.5%	7.6%	8.4%	8.9%	9.4%	9.9%	10.1%
2017Q4	0.2%	2.3%	5.1%	6.5%	7.9%	9.0%	9.7%	10.2%	10.7%	11.2%	10.6%
2018Q1	0.2%	2.9%	5.1%	6.8%	7.2%	7.9%	8.4%	8.7%	9.0%	8.6%	8.1%
2018Q2	0.7%	4.1%	7.1%	9.4%	11.2%	12.4%	13.4%	14.1%	14.3%	14.1%	14.1%
2018Q3	0.2%	2.8%	3.6%	4.5%	5.2%	6.4%	7.0%	7.0%	6.9%	7.0%
2018Q4	0.6%	2.2%	3.4%	5.2%	6.9%	9.0%	9.7%	9.9%	9.6%
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%
2020Q1	0.6%	2.3%	4.1%	5.2%
2020Q2	0.5%	2.5%	4.2%
2020Q3	1.1%	3.3%
2020Q4	0.3%